

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 25, 2010

By facsimile to (617 310)-6001 and U.S. Mail

Mr. Joseph Driscoll
Chief Financial Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, RI 02895

Re: Summer Infant, Inc.
        Registration Statement on Form S-3
        Filed January 7, 2010
        File No. 333-164241

Dear Mr. Driscoll:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you received notice from a director on July 23, 2009 indicating that he was resigning from the board of directors effective July 31, 2009. However, you did not file the Item 5.02 Form 8-K until August 5, 2009. As such, it appears this Form 8-K was not filed timely. Refer to Item 5.02(b) of Form 8-K and Question 117.01 of the Exchange

Act Form 8-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. Please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3.

Special Note Regarding Forward-Looking Information, page 2

2.   Remove the word "will" from the list of terminology identifying forward looking statements. Note that the word "will" does not constitute forward looking terminology because it provides assurances of future performance.

Undertakings, page II-3

3.   Provide the undertaking required by Item 512(c) of Regulation S-K.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Attorney Advisor, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: John M. Bello, Esq.
Greenberg Traurig, LLP
1 International Place
Boston, MA 02110